

February 22, 2011

Ellis E. Cousens
Chief Financial and Operations Officer
John Wiley & Sons, Inc.
111 River Street
Hoboken, NJ 07030

>   **Re: John Wiley & Sons, Inc.**
>   **Form 10-K for Fiscal Year Ended April 30, 2010**
>   **Filed June 23, 2010**
>   **File No. 001-11507**

Dear Mr. Cousens:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended April 30, 2010

Management's Discussion and Analysis of Business, Financial Condition and Results of Operations

Results of Operations, page 20

1.   Please revise your MD&A disclosure to quantify the financial impact of all material factors that are identified as contributors to the fluctuations in your consolidated and segment results. In addition, quantify the impact of those factors that have resulted in fluctuations in your "shared service and administrative costs."

2.   We note your disclosure that foreign currency transaction losses for fiscal year 2010 were primarily due to the revaluation of U.S. dollar cash balances held by your non-U.S. locations. We also note that you state here, as well as in Note 14 to your financial statements for the quarterly period ended October 31, 2010, that the foreign currency losses did not represent an economic loss to your company, since the cash was held in U.S. dollars. However, given that (i) the U.S. dollar does not appear to be your

functional currency in the countries where this cash is held and (ii) per Note 10 to your financial statements for fiscal year 2010, you intend to continue to reinvest earnings outside of the U.S. for the foreseeable future, it is not clear to us how you have concluded that the fiscal year 2010 foreign currency losses did not represent an economic loss. Please tell us and revise your disclosure to explain the basis for your conclusion. Alternatively, remove this conclusion from your disclosure, if appropriate. Provide your proposed expanded disclosure as part of your response.

Fiscal Year 2010 Segment Results, page 21

3.   We note that in connection with your discussion of each segments results, you provide detailed updates regarding (I) changes in each segment's underlying business, (II) trends affecting each segment, (III) initiatives being implemented or expected to take effect in the near future (e.g., expected product launches), and (IV) additions, divestitures and/or changes to specific titles offered by each segment. However, you oftentimes do not quantify or discuss the financial impact that those trends, changes in the underlying business, and/or changes in title offerings have had on segment results. In addition, we note that for each segment, you identify (A) offsetting increases and decreases in the amount of revenue recognized for each material revenue stream and/or (B) the percentage by which specific categories of revenue fluctuated. However, you oftentimes do not quantify the amount of revenue that was attributable to those various revenue streams and/or revenue categories for each of your comparable reporting periods. Furthermore, we note that you generally do not separately quantify the impact that changes in price and volume have had on your segments' revenues and costs and/or specific classifications of the revenue and costs included therein. Finally, we note that you do not quantify, discuss, or analyze segment costs or the material components thereof. Based upon the observations noted above, we believe your disclosure regarding segment results could be enhanced and made significantly more user-friendly and clear by:

- utilizing tables to quantify the amount of revenue generated by each of the material revenue streams and/or revenue classifications identified for your segments for each of the comparable reporting periods addressed in MD&A;
- revising the narrative discussion of your segments' revenues to focus on the underlying factors and/or trends that have resulted in material changes in any of the revenue amounts presented in the tables suggested above;
- utilizing tables to identify, quantify, and present the material costs incurred by each segment for each of your comparable reporting periods;
- discussing and analyzing costs and expenses directly, rather than discussing them solely in the context of operating income;
- quantifying and analyzing the impact that changes in price and/or volume have had on the revenues and expenses recognized by each reportable segment;
- ensuring that all other individually material factors to which variances in accounts are attributed are quantified and analyzed – utilizing tables to list, quantify, and sum the those factors, when appropriate;

- providing a narrative discussion that analyzes the underlying business, industry, and/or economic reasons for any material changes in the costs and/or other factors presented in the tables suggested above;
- discussing changes in your segments' direct contribution margin percentage, when those changes are material (e.g., the increase realized by your Higher Education segment in fiscal year 2010) and the underlying reasons for such changes are not evident based upon your expanded discussion of segment revenue and segment costs; and
- quantifying the financial impact of other trends, business changes, and initiatives, while considering the inclusion of other general segment update information (e.g., your description of the Wiley Online Library and your identification of "key new contracts") in an executive overview section or as part of your description of core businesses, as appropriate.

We believe that the aforementioned revisions to your disclosure will (i) result in a more comprehensive analysis of your segments' results, (ii) provide for the quantification of additional amounts that we believe are material to the understanding of your segments' results, (iii) provide additional context with regard to amounts that you currently quantify, (iv) enhance the overall presentation of your MD&A, and (v) refocus your discussion of segment results on items that have had a financial impact, and the underlying reasons there for, while allowing for the relocation of certain non-financial information to other more appropriate areas of your filings. As such, please revise your disclosure to provide the information addressed in each bullet point, as applicable.

Liquidity and Capital Resources, page 35

4.   We note that your comparative analysis of cash flow activity only addresses fiscal years 2010 and 2009. In this regard, please expand your disclosure to discuss the cash flows provided by and/or used in operating activities, investing activities, and financing activities for each of the three years for which a cash flow statement has been presented. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K for further guidance.

5.   Given the significance of the fiscal year 2010 foreign currency transaction losses that were attributable to the revaluation of U.S. dollar cash balances held in non-U.S. locations, please tell us how much of the cash balance that you reported at April 30, 2010 was held at non-U.S. locations. If material, consider expanding your disclosure regarding "Liquidity and Capital Resources" to discuss whether or not the maintenance of material cash balances in non-U.S. locations impacts the liquidity of and capital resources available to your U.S. operations. Revise your disclosure as appropriate, or advise. Please give appropriate consideration to the fact that you intend to continue to reinvest earnings outside of the U.S. for the foreseeable future, as noted from your disclosure in Note 10 to your fiscal year 2010 financial statements.

Contractual Obligations and Commercial Commitments, page 37

6.   We note that you exclude interest obligations from your table of contractual obligations and commercial commitments. However, we also note that you have reported a substantial debt balance in your statements of financial position for each of the last three fiscal years and the most recent interim period ended October 31, 2010. Given that (I) the purpose of the contractual obligations table is to provide transparency regarding your short-term and long-term capital resource needs and/or demands, (II) cash payments related to interest were significant for each of your last three fiscal years, and (III) your interest payment obligations can be expected to remain significant until your reported debt balance is substantially reduced, we believe that you should include scheduled interest payments attributable to your outstanding debt in your contractual obligations table. Please note that with regard to your scheduled interest payments, we acknowledge that borrowings under both your revolving credit facility and term loan are subject to variable interest rates. However, based upon your disclosure in Note 11 to the financial statements, we also note that the variable component of the interest rates charged against a material portion of your outstanding borrowings appears to have been effectively fixed through the use of interest rate swaps. In this regard, consider whether it is appropriate for your disclosure regarding your company's interest obligations to give effect to the interest rate swaps that you have entered into and provide supplemental disclosure that explains your basis for estimating the future interest payment obligations included in your table. Please also provide any other information that you believe may be material to an understanding of your future interest-related cash outflows. Revise your disclosure as appropriate, or advise.

7.   We note your disclosure of "other commitments" in your table of contractual obligations and commercial commitments. However, it is not clear to us whether the amounts disclosed reflect the multi-year paper supply contracts that you refer to in the "Risk Factors" section of your Form 10-K (i.e., on page five). In this regard, please advise. If your contractual obligations table does not include existing multi-year paper supply contracts, or any portion thereof, tell us your basis for excluding those contracts, as well as the aggregate amount of your non-cancelable obligations under such contracts. As a final point, please consider whether your disclosure should be revised to specifically clarify whether or not existing multi-year paper supply contracts are reflected in your table.

Critical Accounting Policies and Estimates

Sales Return Reserve, page 40

8.   Please tell us what is meant by your disclosure that "sales return reserves, net of estimated inventory and royalty costs, are reported as a reduction of accounts receivable in the consolidated statements of financial position." As part of your response, please specifically clarify whether (I) revenue has been reserved in full for items that are expected to be returned or (II) you have only reserved for the recognized profit margin on those items. If the revenue attributable to items expected to be returned is not reserved in full, tell us how your accounting policy complies with the guidance outlined in FASB

ASC 605-15-45-1. Consider providing an example of how your accounting policy is applied as part of your response.

Item 8. Financial Statements

Consolidated Statements of Cash Flows, page 51

9.   We note that you present the cash outflows related to "additions to product development assets" in the "Investing Activities" section of your statement of cash flows. However, based upon your description of product development assets in Note 2 to the financial statements (i.e., on page 54), we believe that it may be more appropriate to classify those cash outflows in the "Operating Activities" section of your cash flow statement. Per your disclosure in Note 2, product development assets consist of (I) composition costs, which you describe as costs incurred to bring an edited commercial manuscript to publication, and (II) advances to authors. As such, it appears that the related cash outflows reflect payments/compensation for products and services that are directly related to your revenue earning process (i.e., analogous to payments for goods for resale or payments to suppliers of other goods and services), rather than acquisitions of assets that are held for or used in the production of goods or services. Given the observations noted above, please tell us why you believe that your classification of the cash outlays for "additions to product development assets" is appropriate. As part of your response, tell us what consideration you have given to the definition of operating activities at FASB ASC 230-10-20. We note that this definition states that "cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income." In addition, explain to us in detail why you believe that the classification of your cash outflows related to product development assets should differ from the classification prescribed for (i) cash payments for goods for resale and (ii) cash payments to other suppliers of goods or services. In this regard, refer to FASB ASC 230-10-45-17 for guidance. Alternatively, please reclassify the cash outflows related to product development assets to the "Operating Activities" section of your cash flow statement.

10.   We note that you report "accounts and royalties payable" on your balance sheet. As such, it appears that some royalty payments may be made after the royalties already have been earned (i.e., as opposed to being advanced). Please tell us where you classify payments for "earned" royalties in your statement of cash flows. In addition, if payments for earned royalties are classified in the "Operating Activities" section of your cash flow statement, tell us why you believe that it is appropriate to classify cash flows attributable to royalty advances in the "investing activities" section of your cash flow statement. In this regard, it does not appear that the timing of the royalty payments reflects a change in the underlying nature of the product or service being received. Therefore, we do not believe that the timing of the royalty payments should impact where the related cash outflows are reported in your statement of cash flows.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Goodwill and Intangible Assets, page 55

11.   We note your disclosure that "acquired publication rights, trademarks, customer relationships and brands with finite lives are amortized on a straight-line basis over periods ranging from 5 to 40 years." However, given (I) the significance of specific classes of amortizable intangible assets relative to your total amortizable intangible assets and (II) the significance of total amortizable assets relative to the total asset balance reported in your balance sheet, we believe that you should disclose the weighted-average amortization period for each major intangible asset class. Please revise your disclosure in Note 2 to your financial statements, as well as in the "Critical Accounting Policies and Estimates" section of MD&A (i.e., on page 40 of your Form 10-K), as appropriate. Refer to FASB ASC 350-30-50-1(a) for further guidance.

Note 14 – Retirement Plans, page 67

12.   We note that your footnote provides combined pension information related to your U.S. and non-U.S. defined benefit plans. However, we also note that (I) the net pension expense attributable to your non-U.S. defined benefit plans was significant relative to the total pension expense that you incurred for each of the last three fiscal years and (II) the plan assets attributable to your non-U.S. defined benefit plans represented approximately 65% of total pension plan assets at April 30, 2010. Based upon our observations regarding the pension expense and plan assets attributable to your non-U.S. plans, it appears that benefit plan obligations related your non-U.S. pension plans could also be significant (i.e., relative to total pension plan obligations). In this regard, we note that it may be appropriate for your separate pension disclosures to be provided for your U.S. and non-U.S. defined benefit plans. Please revise your disclosure, as appropriate, or tell us why you believe that your current disclosure is adequate. Refer to FASB ASC 715-20-50-4 for further guidance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief